UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Response to Inquiry relating to Press Reports

On July 30, 2010, the board of directors of KB Financial Group Inc. (“KB
Financial Group”) resolved to pursue a spin-off of the credit card business of
Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, with the aim of enhancing the competitiveness of such credit card business.  Such contemplated spin-off transaction, including the specific details thereof, remains subject to final determination by a resolution of the board of directors of Kookmin Bank at a later date and also remains subject to change depending on discussions and approval processes with the relevant regulators.

Additional disclosure will be made in the future in the event of changes regarding such contemplated spin-off transaction.

* This disclosure is publicly filed in response to an official inquiry from the
Korea Exchange regarding the above on August 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: August 2, 2010	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO